EXHIBIT 3.1.1


                           CERTIFICATE OF AMENDMENT OF
                         CERTIFICATE OF INCORPORATION OF
                             NEWPARK RESOURCES, INC.


               MATTHEW W. HARDEY AND EDAH KEATING, hereby certify that:

               1.   They   are  the  Chief  Financial  Officer  and  the
          Secretary,  respectively,   of   NEWPARK  RESOURCES,  INC.,  a
          Delaware corporation (the "Corporation").

               2. The Corporation filed its original Certificate of Incorporation with the Delaware Secretary of State on June 3, 1988 (the "Certificate of Incorporation").

               3. Paragraph A of Article FOURTH of the Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:

                    "FOURTH:A.The corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock". The total number of shares which this corporation shall have authority to issue is Twenty-One Million (21,000,000), of which One Million (1,000,000) shares shall be Preferred Stock and Twenty Million (20,000,000) shall be Common Stock. The Preferred Stock and the Common Stock shall each have a par value of $.01 per share."

               4.   The    foregoing   Certificate   of   Amendment   of
          Certificate of Incorporation has been duly approved and adopted by the Board of Directors of the Corporation pursuant to Section 242 of the Delaware General Corporation Law and has been duly approved and adopted by the stockholders of the Corporation, pursuant to Section 242 of the Delaware General Corporation Law, at the 1995 annual meeting of stockholders of the Corporation.

          Dated:  July 3, 1995

          ___________________________________
            MATTHEW   W.  HARDEY,  Chief
                Financial Officer



          ___________________________________
               EDAH KEATING, Secretary